iHealthScreen Incorporation
Profit and Loss
January - December 2024

	Total	
	Jan - Dec 2024	**Jan - Dec 2023 (PY)**
Income		
Grant Income	647,894.00	87,819.00
Interest Earned		5.63
Sales	12,445.00	
Total Income	**660,339.00**	**87,824.63**
Gross Profit	**660,339.00**	**87,824.63**
Expenses		
Advertising & Marketing	2.19	64,624.89
Ask My Accountant	-	
Bank Charges & Fees	397.48	230.01
Car & Truck	24,558.88	1,002.74
Clinical Trials	42,200.00	50,000.00
Cloud Computing services	12,372.76	7,146.95
Consultant	10,406.07	13,684.77
Contractors	52,057.15	100,930.66
Delware State Tax		1,924.54
Dues & Subscriptions	664.00	1,210.60
Fees and Licenses	12,185.00	394.25
Gas & Tolls	676.25	2,289.60
Ground Transportation	200.41	2,000.26
Insurance	799.51	555.00
Interest Paid	6,268.43	5,187.66
Internet Costs	3,182.40	7,893.10
Legal & Professional Services	32,525.06	18,427.32
Meals & Entertainment	617.66	3,432.03
Office Expense	2,163.09	2,855.56
Office Supplies & Software	2,103.86	4,928.30
Payroll Expenses		
Employee Benefits	9,007.08	
Taxes	12,687.95	17,622.32
Wages	148,443.73	209,607.93
Total Payroll Expenses	**170,138.76**	**227,230.25**
Regulatory License	2,834.64	13,384.15
Rent & Lease	22,229.64	21,358.79
Repairs & Maintenance	6,550.00	
Research & Development	63,475.00	96,517.99
Scientific Publications		69.97
Security System	109.48	218.96

Seminars and conferences	1,047.24	6,412.00
Shipping, Freight & Delivery		2,854.49
Small Tools and Equipments		246.59
Taxes & Licenses		417.05
Telephone	122.95	338.52
Tradeshow		2,435.39
Travel	26,085.51	73,579.83
Utilities	1,992.32	994.61
Website	687.57	1,441.39
Total Expenses	**498,653.31**	**736,218.22**
Net Operating Income	**161,685.69**	**(648,393.59)**
Other Income		
ERC Credit		65,511.32
Total Other Income	**-**	**65,511.32**
Net Other Income	**-**	**65,511.32**
Net Income	**161,685.69**	**(582,882.27)**

iHealthScreen Incorporation
Balance Sheet
As of December 31, 2024

	Total	
	As of Dec 31, 2024	**As of Dec 31, 2023 (PY)**
ASSETS		
Current Assets		
Bank Accounts		
BUS COMPLETE CHK (8561) - 2	19,975.22	
Business Fundamental	-	
Business Fundamental 6626	-	(27,847.01)
FirstRepublic	-	971.76
Savings -7285	0.26	0.26
Total Bank Accounts	**19,975.48**	**(26,874.99)**
Other Current Assets		
Exchange	-	-
Payroll Refunds	4,771.78	4,771.78
Prepaid Insurance	-	-
Prepaid Rent	1,000.00	1,000.00
Uncategorized Asset	-	-
Total Other Current Assets	**5,771.78**	**5,771.78**
Total Current Assets	**25,747.26**	**(21,103.21)**
Fixed Assets		
Accumulated Depreciation	(130,351.00)	(130,351.00)
Computer Equipment	140,820.35	140,820.35
Medical Equipment	202,347.09	118,896.00
Total Fixed Assets	**212,816.44**	**129,365.35**
TOTAL ASSETS	**238,563.70**	**108,262.14**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
American Express	-	946.63
AMex loan account	-	-
Amex Platinum 11004	139.63	52,069.90
Chase Card	-	17,933.53
Total Credit Cards	**139.63**	**70,950.06**
Other Current Liabilities		
Accrued Expense	-	-
Accrued Payroll	-	-
Deferred Grant Income	-	-
Direct Deposit Payable	-	-

Payroll Liabilities		
Federal Taxes (941/944)	43,942.38	12,279.73
Federal Unemployment (940)	1,670.22	788.22
MA Income Tax	-	-
NJ Income Tax	-	-
NY MCTMT Employer Tax	-	-
NYS Employment Taxes	1,641.70	242.19
NYS Income Tax	1,255.85	1,789.58
Total Payroll Liabilities	**48,510.15**	**15,099.72**
Payroll taxes Payable	-	-
Total Other Current Liabilities	**48,510.15**	**15,099.72**
Total Current Liabilities	**48,649.78**	**86,049.78**
Long-Term Liabilities		
EIDL Loan	89,900.00	89,900.00
Intuit Loan	4,592.20	16,636.48
Loan - Kabbage	-	-
Notes Payable - Bank of America	-	(111.49)
Notes Payable - Rezual	13,000.00	13,000.00
Notes Payable - Runnel	2,000.00	2,000.00
Notes Payable - Sadi	-	-
PPP Loan	-	-
Shareholder Loan (ABhuiyan)	78,433.90	70,583.18
Total Long-Term Liabilities	**187,926.10**	**192,008.17**
Total Liabilities	**236,575.88**	**278,057.95**
Equity		
Common Stock	207,250.54	197,152.60
Opening Balance Equity	-	-
Owner's Investment	125,000.00	125,000.00
Retained Earnings	(991,948.41)	(409,066.14)
S.A.F.E Investment	500,000.00	500,000.00
Net Income	161,685.69	(582,882.27)
Total Equity	**1,987.82**	**(169,795.81)**
TOTAL LIABILITIES AND EQUITY	**238,563.70**	**108,262.14**